SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)


                          Eye Care International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    310942108
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                                 (CUSIP Number)

                                David Lubin, Esq.
                            David Lubin & Associates
                              92 Washington Avenue
                           Cedarhurst, New York 11516
                                Tel: 516-569-9629
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2004
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3190942108                    13D                          Page 2 of 7

---------- ---------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Omnifirst Capital Corporation
---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                         (a) [_] (b) [_]
---------- ---------------------------------------------------------------------
 3         SEC USE ONLY

---------- ---------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
                                  WC
---------- ---------------------------------------------------------------------
 5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          [ ]
---------- ---------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey Corporation
---------- ---------------------------------------------------------------------
                                        7      SOLE VOTING POWER
                                                   2,500,000 shares
Number of                              ------ ----------------------------------
Shares                                  8      SHARED VOTING POWER
Beneficially                                       -0-
Owned By                               ------ ----------------------------------
Each                                    9      SOLE DISPOSITIVE POWER
Reporting                                          2,500,000 shares
Person                                 ------ ----------------------------------
With                                   10      SHARED DISPOSITIVE POWER
                                                   -0-
-------------------------------------- ------ ----------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,500,000 shares
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                     CO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

** See explanation contained herein

---------- ---------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph Caruso
---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                         (a) [_] (b) [_]
---------- ---------------------------------------------------------------------
 3         SEC USE ONLY

---------- ---------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)
                                  OO
---------- ---------------------------------------------------------------------
 5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                          [ ]
---------- ---------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
                                        7      SOLE VOTING POWER
                                                   2,500,000 shares
Number of                              ------ ----------------------------------
Shares                                  8      SHARED VOTING POWER
Beneficially                                       -0-
Owned By                               ------ ----------------------------------
Each                                    9      SOLE DISPOSITIVE POWER
Reporting                                          2,500,000 shares
Person                                 ------ ----------------------------------
With                                   10      SHARED DISPOSITIVE POWER
                                                   -0-
-------------------------------------- ------ ----------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,500,000 shares
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                     IN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

** See explanation contained herein

ITEM 1.  SECURITY AND ISSUER

         The securities to which this statement relates are Common Stock, par value $.001 per share (the "Common Stock"), of Eye Care International, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 1511 North Westshore Boulevard, Suite 925, Tampa, Florida 33607.

ITEM 2.  IDENTITY AND BACKGROUND

         1.       (a)      Omnifirst Capital Corporation

                  (b)       14 Baltusrol Terrace
                            Suite 1285
                            Moorestown, New Jersey 08057

                  (c) The Reporting Person is engaged in the business of making investments and providing strategic advice and consulting.

                  (d) During the last five years, there have been no criminal proceedings against the Reporting Person.

                  (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      The Reporting Person is a New Jersey corporation.

         2.       (a)      Joseph Caruso

                  (b)       c/o Omnifirst Capital Corporation
                            14 Baltusrol Terrace
                            Suite 1285
                            Moorestown, New Jersey 08057

                  (c) Mr. Caruso is engaged in the business of making investments and providing strategic advice and consulting.

                  (d) During the last five years, there have been no criminal proceedings against Mr. Caruso.

                  (e) During the last five years, Mr. Caruso has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (g)      Mr. Caruso is a United Stated Citizen.

         Joseph Caruso is the owner sole owner of Omnifirst Capital Corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On or about January 28, 2004, the reporting person acquired beneficial ownership of 2,500,000 shares of Common Stock from the issuer for introducing it to certain parties which eventually evolved into a stock exchange between the parties.

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting person acquired beneficial ownership of 2,500,000 shares of Common Stock from the issuer, which issuance gave rise to the obligation to file this statement on Schedule 13D. Such securities are being held for general investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         1.       Omnifirst Capital Corporation

         (a)-(b) As of the date of this filing, the Reporting Person is the beneficial owner of an aggregate of 2,500,000 shares of Common Stock which shares represent 11.3% of the total outstanding shares of Common Stock of the Issuer.

                  The Reporting Person has the sole power to vote and depose of all of the shares of Common Stock beneficially owned by him.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

         2.       Joseph Caruso

         (a)-(b) As of the date of this filing, Joseph Caruso is the beneficial owner of an aggregate of 2,500,000 shares of Common Stock which shares represent 11.3% of the total outstanding shares of Common Stock of the Issuer.

                  Mr. Caruso has the sole power to vote and depose of all of the shares of Common Stock beneficially owned by him.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting person or any persons identified in Item 2 or any other persons with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2004

                                                OMNIFIRST CAPITAL CORPORATION

                                                By: /s/ Joseph Caruso
                                                    ---------------------------
                                                    Joseph Caruso, President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)